Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Bank of Montreal to Redeem Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 16 and Non-Cumulative Floating Rate Class B Preferred Shares, Series 17

TORONTO, June 28, 2018 – Bank of Montreal (TSX:BMO)(NYSE:BMO) today announced its intention to redeem all of its 6,267,391 outstanding Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 16 (“Series 16”) for an aggregate total of approximately $157 million and all of its 5,732,609 outstanding Non-Cumulative Floating Rate Class B Preferred Shares, Series 17 (“Series 17”) for an aggregate total of approximately $143 million on August 25, 2018. The redemption has been approved by the Office of the Superintendent of Financial Institutions.

The Series 16 and Series 17 are redeemable at Bank of Montreal’s option on August 25, 2018, at a redemption price of $25.00 per share. Payment of the redemption price will be made by Bank of Montreal on August 27, 2018, the first business day following the redemption date, upon surrender of the Series 16 and Series 17.

On May 30, 2018, Bank of Montreal announced that dividends of $0.211875 per share for Series 16 and $0.179589 per share for Series 17 had been declared. These will be the final dividends on Series 16 and Series 17, and will be paid in the usual manner on August 27, 2018 to the shareholders of record on August 1, 2018, separately from the payment of the redemption price.

Notice will be delivered to holders of the Series 16 and Series 17 in accordance with the terms outlined in the Series 16 and 17 prospectus supplement.

For News Media Inquiries:

Paul Gammal, Toronto, paul.gammal@bmo.com, (416) 867-3996

For Investor Relations Inquiries:

Jill Homenuk, Toronto, jill.homenuk@bmo.com, (416) 867-4770

Christine Viau, Toronto, christine.viau@bmo.com, (416) 867-6956

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